Exhibit 99.1


                                                            SEPTEMBER 23, 2004

     NOTICE TO HOLDERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY RECEIPTS
      ("RECEIPTS") EVIDENCING AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                   THIRTY ORDINARY SHARES OF SIGNET GROUP PLC.


CUSIP NO.:   82668L872


RE:  APPOINTMENT OF SUCCESSOR DEPOSITARY

Deutsche Bank Trust Company Americas ("Deutsche Bank") is hereby providing formal notice to the Holders of the above-referenced Receipts of its appointment as Successor Depositary under the Deposit Agreement dated as of June 20, 1988, as amended and restated as of October 24, 1990, June 27, 1997 and September 4, 1997, and as further amended and restated as of September 23, 2004 (the "Deposit Agreement") by and among Signet Group plc., Deutsche Bank as successor depositary to The Bank of New York and the Holders and beneficial owners from time to time of Receipts issued thereunder. It will not be necessary for the Holders of Receipts to surrender such receipts as a result of the appointment of Deutsche Bank as Successor Depositary. The appointment of Deutsche Bank as Successor Depositary is effective as of September 23, 2004. In accordance with the provisions of Section 6.01 of the Deposit Agreement, any amendment which shall impose or increase any fees or charges payable by Holders of Receipts (other than the fees of the Depositary for the execution and delivery or the cancellation of Receipts and except for taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall not become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders of outstanding Receipts. The Deposit Agreement, as amended, clarifies certain fees payable on cash distributions and amends the liability obligations of both the Company and the Depositary. A copy of the form of Receipt is attached hereto, which includes any and all amendments to the Deposit Agreement applicable to the Receipts themselves and Holders. These changes will not become effective until three months from the date hereof. Every Holder of a Receipt at the time any such amendment to this Deposit Agreement so becomes effective, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement or the Receipts as amended thereby.

If you have any questions or comments you may contact:

                      Deutsche Bank Trust Company Americas
                                 60 Wall Street
                               New York, NY 10005
                                 1-866-249-2593


Holders of Receipts of Signet Group plc wishing to present an ADR certificate for transfer or for cancellation may do so as follows:

By Mail:                                        By Hand:
Deutsche Bank Trust Company Americas            Deutsche Bank Trust Company Americas/ADRs
c/o Mellon Investor Services                    c/o Mellon Investor Services
85 Challenger Road                              120 Broadway, 13th Floor
Ridgefield Park NJ  07660                       New York, NY  10271
United States                                   United States

                                                DEUTSCHE BANK TRUST COMPANY AMERICAS

                                                As Successor Depositary

Note: The CUSIP Number appearing herein has been included solely for the convenience of the Holders. Deutsche Bank assumes no responsibility for the selection or use of such CUSIP number and makes no representation as to the correctness of the CUSIP number listed above or printed on the Receipts.


Neither this notice nor the information contained herein, nor its publication, constitute an offer or solicitation by Deutsche Bank or any other issuer or entity for the purchase or sale of any Depositary Receipt or any security relating thereto nor does it constitute an offer, solicitation or publication to any person in any jurisdiction where such solicitation or publication would be unlawful. Deutsche Bank shall not be held liable for the authentication, compliance with or completeness of actions undertaken by persons in furtherance of this notice which must be taken strictly in accordance with appropriate United States and local legislation and regulation, as amended from time to time.














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TERMS AND CONDITIONS OF AMERICAN DEPOSITARY RECEIPT

           (1) The Deposit Agreement. This American Depositary Receipt is one of the American Depositary Receipts (the "Receipts") issued and to be issued upon the terms and conditions set forth in the Amended and Restated Deposit Agreement, dated as of June 20, 1988, as amended and restated as of October 24, 1990 and June 27, 1997 and September 4, 1997, as further amended and restated as of September 23, 2004 (as it may be amended from time to time, the "Deposit Agreement") by and among the Company, the Depositary and the Holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof and hereof. The Deposit Agreement sets forth the rights and obligations of Holders of Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of, or in lieu of such Shares and held thereunder (such Shares, securities, property and cash are herein called the "Deposited Securities"). Copies of the Deposit Agreement and the Articles (as defined in the Deposit Agreement) are on file at the Corporate Trust Office of the Depositary (as defined in the Deposit Agreement), the office of the Custodian and at any other designated transfer offices. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions thereof, to which reference is hereby made. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.

           (2) Surrender of Receipts and Withdrawal of Shares. Upon surrender at the Corporate Trust Office of the Depositary of the American Depositary Shares evidenced by this Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the fee of the Depositary provided for in paragraph (6) on the face of this Receipt, and payment of all taxes and governmental charges and, subject to the terms and conditions of the Deposit Agreement, the Memorandum, the Articles and the Deposited Securities, the Holder hereof is entitled to the delivery to such Holder or upon the order of such Holder of the Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Delivery of such Deposited Securities may be made by the delivery of certificates (or other proper documents of title) in the name of the Holder hereof or as ordered by such Holder or by the delivery of certificates (or other proper documents of title) properly endorsed or accompanied by proper instruments of transfer. Such delivery will be made without unreasonable delay and, at the option of the Holder hereof, shall be made either at the London office of the Custodian or, at the request of the Holder hereof, the Depositary shall direct the Custodian to forward such Deposited Securities and proper documents of title therefor to the Corporate Trust Office of the Depositary in the Borough of Manhattan, The City of New York; provided that the forwarding of certificates for Shares or other Deposited Securities for such delivery at the Corporate Trust Office of the Depositary shall be at the risk and expense of the Holder hereof.

           (3) Transfers, Split-ups and Combinations; Limitations. This Receipt is transferable on the books of the Depositary by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided that the Depositary may close the transfer books, at any time or from time to time, after consultation with the Company, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or at the request of the Company. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or transfer and withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment from the presentor of the Receipt or the depositor of the Shares of a sum sufficient to reimburse it for any tax or other governmental charge with respect thereto (including any such tax or charge with respect to Shares being deposited, Receipts being issued or Deposited Securities being withdrawn), and any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and any applicable fees as provided in paragraph (6) on the face of this Receipt, and may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require generally or against deposits of particular Shares compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of the Deposit Agreement. The Depositary may refuse to deliver Receipts, register the transfer of any Receipt, or make any distribution of, or related to, Deposited Securities until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or proper to enable it to perform its obligations under the Deposit Agreement or as the Company may require by written request to the Depositary or Custodian. After consultation with the Company, if practicable, the delivery of Receipts against the deposits of Shares may be suspended or withheld, registration of transfer or surrender of Receipts may be refused or suspended, in particular instances or generally during any period when the transfer books of the Depositary, the Receipt Registrar, the Company or any Share Registrar (as defined in the Deposit Agreement) are closed or if any such action is deemed necessary or advisable by the Depositary or the Company at any time from time to time because of any requirement of law or of any government or governmental authority or body or commission, or any provision of the Deposit Agreement. Notwithstanding the foregoing, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary, or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends or the conversion or redemption of Shares
(ii) the payment of fees, taxes and similar charges, and (iii) compliance with any laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any

Shares required to be registered pursuant to the provisions of the United States Securities Act of 1933, unless a registration statement is in effect as to such Shares.

           (4) Liability of Holder for Taxes. If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to this Receipt or any Deposited Securities represented by this Receipt, such tax or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any transfer, withdrawal or conversion of Deposited Securities represented by this Receipt, until such payment is made, and may withhold any dividends or distributions in respect of any Deposited Securities, other cash distributions constituting Deposited Securities represented by this Receipt, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by this Receipt, and may apply such dividends or other distributions or proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency.

           (5) Warranties by Depositor. Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that any such Shares and each certificate therefor are validly issued and outstanding, fully paid, non-assessable and not subject to preemptive rights, and that the person making such deposit is duly authorized to do so. Every such person shall also be deemed to represent that the deposit of Shares or sale of Receipts by that person is not restricted or will only be effected pursuant to an exemption under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

           (6) Charges of Depositary. The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement: (i) to any person to whom American Depositary Shares are issued upon the deposit of Shares or to any person to whom a distribution is made in respect of American Depositary Share distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of U.S. $ 5.00 per 100 American Depositary Shares (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary; (ii) to any person surrendering American Depositary Shares for cancellation and withdrawal of Deposited Securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S. $ 5.00 per 100 American Depositary Shares (or fraction thereof) so surrendered; (iii) to the extent not prohibited by the exchange upon which the American Depositary Shares are primarily quoted, to any Holder of American Depositary Shares, a fee not in excess of U.S. $ 2.00 per 100 American Depositary Shares held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal, provided, however, that no fee shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange upon which the American Depositary Shares are listed; (iv) to any holder of American Depositary Shares, a fee not in excess of U.S. $ 5.00 per 100 American Depositary Shares (or portion thereof) issued upon the exercise of rights or which would have been issued in the event the Holder elects to sell the rights. In addition, Holders and persons depositing Shares for deposit and persons surrendering American Depositary Shares for cancellation and withdrawal of Deposited Securities will be required to pay the following charges: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities with the Foreign Registrar and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (iii) such cable, telex , facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders of American Depositary Shares; (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, American Depositary Shares and Receipts; (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities, including any fees of a central depository for securities in the local market, where applicable; and (vii) any additional reasonable fees, charges, costs or expenses that may be incurred by the Depositary from time to time. Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company after consultation and upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders, only in the manner contemplated by paragraph (20) of this Receipt.The Depositary may retain for its own account any compensation for the issuance of Receipts against evidence of rights to receive Shares, including without limitation earnings on the collateral securing such rights.

           (7) Title to Receipts. Title to this Receipt (and to the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes.

           (8) Validity of Receipt. This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory or, if a Receipt Registrar shall have been appointed, by the manual signature of a duly authorized signatory of the Receipt Registrar or any co-registrar, and such execution of this Receipt by manual signature shall be conclusive evidence, and the only evidence, that this Receipt has been duly executed and delivered under the Deposit Agreement.

           (9) Disclosure of Interests. Notwithstanding any other provision of the Deposit Agreement, and without prejudice to the disclosure obligations in respect of Shares contained in the Articles and the Companies Act 1985 of Great Britain, as amended or re-enacted from time to time, (the "Companies Act") and the remedies of the Company under the Articles and the Companies Act for noncompliance therewith, each Holder agrees to comply with requests from the Company or the Depositary made under the Articles or the Companies Act as it currently exists at the date of the Deposit Agreement or as the same may be amended or modified or under any similar law as may be enacted requiring disclosure of interest in Shares, to provide information, inter alia, as to the capacity in which such Holder owns or owned Receipts and regarding the identity of any other person interested (as defined in the Companies Act) in such Receipts and the nature of such interest, all as if such Receipts were to the extent practicable the Shares represented thereby, and the Depositary agrees to use its reasonable best efforts to forward any such requests from the Company to the Holder or to take any other reasonable actions specified by the Company to provide or obtain such information.In addition, Holders of Receipts shall comply with the provisions of Part VI of the Companies Act which requires a person interested in shares (within the meaning of the Companies Act) in certain circumstances, to notify the Company of such interest.

           (10) Available Information. The Company will furnish the Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under the Securities Exchange Act of 1934. Such reports and other information and any reports or other information which the Company may at any time be required to provide or to file with the Commission may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

           (11) Dividends and Distributions. Whenever the Depositary or the Custodian shall receive any cash dividend or other cash distribution by the Company in respect of any Deposited Securities, the Depositary shall as soon as is reasonably practicable, subject to the provisions of Section 4.05 of the Deposit Agreement, distribute the amount thus received to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities evidenced by Receipts held by them respectively; provided that in the event that the Company, the Custodian or the Depositary shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Holder of Receipts for American Depositary Shares representing such Deposited Securities shall be reduced accordingly. If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into U.S. dollars distributable to the Holders of Receipts entitled thereto and transferable to the United States, or if any approval or license of any governmental authority or agency thereof which is required for such conversion is denied or if in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such Foreign Currency) received by the Depositary to, or in its discretion may hold such foreign currency proceeds for the respective accounts of, the Holders of Receipts entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, can be effected for distribution to some Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent permissible to the Holders of Receipts entitled thereto for whom such conversion and distribution is practicable and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance for the respective accounts of, the Holders entitled thereto for whom such conversion and distribution is not practicable. Whenever the Depositary shall receive any distribution other than cash or Shares upon any Deposited Securities, the Depositary shall cause the securities or property which it so receives to be distributed to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary shares representing such Deposited Securities evidenced by Receipts held by them, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided that, if in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders of Receipts entitled thereto, or if for any other reason (including any requirement that the Company or the Depositary withhold an amount on account of taxes) the Depositary, after consultation with the Company, deems such distribution not to be feasible, the Depositary may, with the Company's approval, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the distribution by the Depositary to the Holders of Receipts entitled thereto of the net proceeds of any such sale as in the case of a cash distribution. If any distribution upon any Deposited Securities consists of a dividend, in or free distribution of, Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to the Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities evidenced by Receipts held by them, respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution, subject to payment of the fees of the Depositary for the distribution in shares (as set forth in Exhibit B of the Deposit Agreement). In lieu of delivering Receipts for fractional American Depositary Shares in the case of any such distribution, the Depositary shall sell the number of Shares corresponding to the aggregate of such fractions and distribute the net proceeds, all in a manner and subject to the conditions described in Section
4.02 of the Deposit Agreement and subject to payment of the fees of the Depositary for the distribution in Shares (as set forth in Exhibit B of the Deposit Agreement). If additional Receipts are not so distributed (except


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pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares so distributed upon such Deposited Securities represented thereby.

           (12) Rights. If the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will, after consultation with the Company take action as follows: (i) if at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to Holders by means of warrants or otherwise, the Depositary shall distribute promptly warrants or other instruments therefor in such form as it may determine to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities evidenced by Receipts, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders or
(ii) if at the time of the offering of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary in its discretion, after consultation with the Company, may sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and upon payment of the fees of the Depositary, deducted from the proceeds of the sale (as set forth in Exhibit B of the Deposit Agreement), may allocate the proceeds of such sales for account of the Holders otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise; provided the Depositary shall have discretion as to the procedure to be followed in making such rights available to the holders of Receipts or in disposing of such rights for the benefit of such Holders and making the net proceeds available in dollars to such Holders. If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company to offer such rights to Holders and sell the securities represented by such rights, the Depositary will not offer such rights to Holders having an address in the United States or to any U.S. person unless and until such a registration statement is in effect or unless the offering and sale of such securities to the Holder of such Receipts are exempt from registration under the provisions of such Act; provided that nothing in the Deposit Agreement shall create, or be construed to create, any obligation on the part of the Company to file a registration statement with the Securities and Exchange Commission or endeavor to have such a registration statement declared effective so as to allow rights to be made available to Holders of the Receipts.

           (13) Record Dates. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting at which holders of Shares or other Deposited Securities are entitled to vote, the Depositary shall, in consultation with the Company, fix a record date for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to give instructions for the exercise of voting rights at any such meeting or for fixing the date on or after which each American Depositary Share shall represent the changed number of Shares, subject to the provisions of the Deposit Agreement. Subject to the provisions of Section 4.01 through 4.05, 4.07 of the Deposit Agreement and to the other terms and conditions of the Deposit Agreement, the Holders of Receipts on such record date shall be entitled to give voting instructions, or to receive the amount distributable by the Depositary with respect to such dividend or other distribution of such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares evidenced by Receipts held by them respectively.

           (14) Voting of Deposited Securities. (i) As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to the Holders a notice, the form of which shall be prepared by the Depositary in consultation with the Company, which shall contain (a) such information as is contained in such notice of meeting (or summary thereof), (b) a statement that each Holder at the close of business on a specified record date will be entitled, subject to any applicable provisions of English law, the Memorandum, Articles and the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the American Depositary Shares evidenced by such Holders' Receipts and (c) a statement as to the manner in which such instructions may be given, (or, if applicable, deemed given in accordance with paragraph (ii) below if no instruction is received) to the Depositary to give a non-discretionary proxy to a person designated by the Company. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor in so far as practicable to vote or cause to be voted (or to grant a non-discretionary proxy to a person designated by the Company to vote) the Deposited Securities represented by the American Depositary Shares evidenced by such Holder's Receipts in accordance with the instructions set forth in such request; provided that the Depositary, unless specifically instructed by at least five Holders or by Holders of Receipts representing not less than 10% of the total voting rights of all Holders of Receipts, shall not join in demanding a poll. The Depositary undertakes to procure the appointment of one or more corporate representatives which will be authorized in all cases to vote at general meetings of the Company either on a show of hands or a poll in accordance with instructions furnished to the Depositary by Holders of Receipts. The Depositary will only be required to procure voting by such corporate representatives on matters specified in the notice convening the general meeting of the Company or an amendment validly proposed at the meeting and only in accordance with the written directions of Holders of Receipts. The Depositary shall not itself exercise any voting discretion over any Deposited Securities.

           (ii) Unless the Company shall request in writing to the contrary, if no instructions are received by the Depositary from any Holder on or before the date established by the Depositary for such purpose, the Depositary will deem


                                     - 6 -
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such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company and the Depositary will give a discretionary proxy to a person designated by the Company to vote Deposited Securities represented by the American Depositary Shares evidenced by such Holders
Receipts; provided, however, that no such discretionary proxy shall be given with respect to any proposition as to which the Depositary has actual knowledge
(a) involves any solicitation of opposing proxies or other substantial opposition exists or (b) authorizes a merger, consolidation or any other matter which may materially affect the rights or privileges of the holders of Deposited Securities or Receipts. The Depositary may consult with counsel and shall be entitled to rely upon written or other advice of counsel as to any action taken or omitted in connection with Section 4.07(ii) of the Deposit Agreement.

           (15) Changes Affecting Deposited Securities. Upon any change in par value, split-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange for or conversion of or in respect of Deposited Securities, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a dividend of Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

           (16) Reports; Inspection of Transfer Books. The Depositary shall make available for inspection by Holders at its Corporate Trust Office, at the office of the Custodian and at any other designated transfer offices, and the Depositary shall arrange for the mailing to all Holders of, any reports and communications received from the Company which are both (a) received by the Depositary or its nominee or nominees as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send Holders of Receipts copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary shall keep books, at its transfer office in New York City, for the registration of Receipts and their transfer which at all reasonable times shall be open for inspection by the Holders and the Company; provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts, the Shares, the Memorandum or the Articles.

           (17) Withholding. Notwithstanding any other provision of the Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner including public or private sale as the Depositary deems necessary and practicable to pay any such taxes, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively.

           (18) Liability of the Company and the Depositary. Neither the Depositary nor the Company shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of the United States or the United Kingdom or of any country or of any other governmental authority or by reason of any provision, present or future, of the Memorandum, the Articles or the Deposited Securities, or by reason of any act of God, war or other circumstance beyond either of their control, the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided shall be done or performed, nor shall the Depositary, or the Company be obligated to do or perform any act or thing which obligation is inconsistent with the provisions of the Deposit Agreement; nor shall the Depositary or the Company incur any liability to any Holder of a Receipt by reason of any nonperformance or delay, caused as aforesaid, in performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement the Memorandum or the Articles. Where, by the terms of a distribution pursuant to Sections 4.01, 4.02 or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Deposit Agreement, or for any other reason, such distribution or offering may not legally be made available to Holders, and the Depositary may not dispose of such distribution or offering on behalf of such Holder and make the net proceeds available to such Holder, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable to lapse. The Company assumes no obligation nor shall it be subject to any liability under the Deposit Agreement to Holders of Receipts, except that it agrees to act without gross negligence or bad faith in the performance of its obligations specifically set forth in the Deposit Agreement. The Depositary assumes no obligation nor shall it be subject to any liability under the Deposit Agreement to Holders of Receipts (including, without limitation, liability with respect to the validity or worth of the Deposited Securities) except that it agrees to act without gross negligence and in good faith in the performance of its obligations specifically set forth in the Deposit Agreement. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any

Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or for the effect of any such vote provided that any such action or non-action is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor Depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that the Depositary exercised its best judgment and good faith while it acted as Depositary. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Company agrees to indemnify the Depositary, the Custodian and the Receipt Registrar against, and hold each of them harmless from, any liability or expense (including reasonable fees and expenses of counsel) which may arise (a) out of acts performed or omitted in accordance with the provisions of the Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by each of the Depositary, the Custodian, or the Receipt Registrar, except for any such loss, liability or expense arising out of negligence or bad faith, or (ii) by the Company or any of its agents or
(b) out of or in connection with the registration of Receipts, American Depositary Shares or Deposited Securities with the Commission or the offer or sale thereof to the public except to the extent such liability or expense arises out of information relating to the Depositary or the Custodian as the case may be, furnished in writing to the Company by the Depositary or the Custodian, as the case may be, expressly for use in any registration statement, proxy statement, prospectus or preliminary prospectus relating to the Receipts or the Shares represented by the American Depositary Shares or omissions from such information.

           (19) Resignation and Removal of Depositary; Substitution of Custodian. The Depositary may at any time resign as Depositary under the Deposit Agreement by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Holders of Receipts to do so, it may appoint a substitute or an additional custodian approved by the Company, whose approval shall not be unreasonably withheld or delayed, and the term "Custodian" shall also refer to each such substitute.

           (20) Amendment of Deposit Agreement and Receipts. The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. No such amendment which shall impose or increase any fees or charges payable by Holders of Receipts (other than the fees of the Depositary for the execution and delivery or the cancellation of Receipts and except for taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall not become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder of a Receipt at the time any such amendment to the Deposit Agreement so becomes effective, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement or the Receipts as amended thereby. In no event shall any amendment impair the right of the Holder of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby.

           (21) Termination of Deposit Agreement. The Depositary shall at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days after the Depositary shall have delivered to the Company a written notice of its election to resign, and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04 of the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. After the expiration of two years from the date fixed for termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, without liability for interest, for the pro rata benefit of the Holders of Receipts not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash and except for its obligations to the Company under Section 5.08 of the Deposit Agreement. Upon termination of the Deposit Agreement, the Company shall be discharged from all its obligations under the Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 of the Deposit Agreement.

           (22) Compliance with U.S. Securities Laws. Notwithstanding anything in the Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under the Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate U.S. securities laws including, but not limited to Section IA(l) of the General Instructions to the Registration Statement on Form F-6, as amended from time to time, under the Securities Act of 1933.


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